July 20, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apollo Residential Mortgage, Inc. Registration Statement on Form S-11 (File No. 333-172980)

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 10,000,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on July 21, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 13, 2011, through the date hereof:

Preliminary Prospectus dated July 13, 2011:

7,900 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

[Signature page follows]

MORGAN STANLEY & CO. LLC
As Representative of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Christian Lown
Christian Lown
Managing Director